UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ORIGIN BANCORP, INC.
 (Name of Issuer)

Common Stock, par value $5.00 per share
 (Title of Class of Securities)

68621T102
 (CUSIP Number)

December 31, 2018
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ] Rule 13d-1(b)

[    ] Rule 13d-1(c)

[ X ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages
Exhibit Index: Page 10

CUSIP No. 68621T102	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS
PINE BROOK CAPITAL PARTNERS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,450,258

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,450,258

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,450,258

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 68621T102	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS
PINE BROOK ROAD ASSOCIATES, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,807,569

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,807,569

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,807,569

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

CUSIP No. 68621T102	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS
PINE BROOK ROAD ADVISORS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,807,569

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,807,569

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,807,569

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 68621T102	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS
PBRA, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,807,569

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,807,569

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,807,569

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

CUSIP No. 68621T102	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS
HOWARD H. NEWMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,807,569

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,807,569

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,807,569

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Page 7 of 11 Pages

Item 1.
(a)	The name of the issuer is Origin Bancorp, Inc., a Louisiana corporation (the “Issuer”)

(b)	The Issuer’s principal executive offices are located at 500 South Service Road East, Ruston, Louisiana 71270.

Item 2.

(a)	The names of the persons (collectively, the “Reporting Persons”)* filing this Schedule 13G (this “Statement”) are:

•	Pine Brook Capital Partners, L.P. (“PBCP”);
•	Pine Brook Road Associates, L.P. (“PBRA”);
•	Pine Brook Road Advisors, L.P. (“Advisors”);
•	PBRA, LLC; and
•	Howard H. Newman (“Mr. Newman”).

This Statement relates to common stock, par value $5.00 per share, of the Issuer held for the accounts of PBCP, Pine Brook Capital Partners (SSP Offshore) II, L.P. (“SSP Offshore”), and Pine Brook Capital Partners (Cayman), L.P. (“PBCP Cayman”).  PBRA serves as general partner to each of PBCP, SSP Offshore and PBCP Cayman. Advisors serves as investment manager to each of PBCP, SSP Offshore and PBCP Cayman. PBRA, LLC serves as general partner of each of PBRA and Advisors. Mr. Newman is the sole member of PBRA, LLC. In such capacities, PBRA, Advisors, PBRA, LLC and Mr. Newman may be deemed to beneficially own the shares held for the accounts of PBCP, SSP Offshore and PBCP Cayman.

*The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2019, a copy of which is attached as Exhibit A to this statement on Schedule 13G, pursuant to which the Reporting Persons agreed to file this statement on Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)	The principal business office for each of the Reporting Persons is c/o Pine Brook Road Partners, LLC, 60 East 42nd Street, 50th Floor, New York, NY 10165.

(c)
•	PBCP is a Delaware limited partnership;
•	PBRA is a Delaware limited partnership;
•	Advisors is a Delaware limited partnership;
•	PBRA, LLC is a Delaware limited liability company; and
•	Mr. Newman is a citizen of the United States of America.

(d)	This Statement relates to the common stock, par value $5.00 per share (the “Common Stock”), of the Issuer.

(e)	The CUSIP Number of the Common Stock is 68621T102.

Item 3.                   If this Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Page 8 of 11 Pages

Item 4.                   Ownership.

The percentages used in this Item 4 are calculated based on 23,621,235 shares of Common Stock outstanding as of November 2, 2018, according to the Issuer’s quarterly report on Form 10-Q, filed on November 7, 2018.

As of December 31, 2018, each of PBRA, Advisors, PBRA, LLC and Mr. Newman may be deemed to beneficially own 1,807,569 shares of Common Stock, which amount includes:  (i) 1,450,258 shares of Common Stock held for the account of PBCP; (ii) 256,028 shares of Common Stock held for the account of SSP Offshore; and (iii) 101,283 shares of Common Stock held for the account of PBCP Cayman.

As of December 31, 2018, PBCP may be deemed the beneficial owner of approximately 6.1% of the outstanding Common Stock, and each of PBRA, Advisors, PBRA, LLC and Mr. Newman may be deemed the beneficial owner of approximately 7.7% of the outstanding Common Stock.

(a)	Amount beneficially owned: See Item 9 of the attached cover pages.
(b)	Percent of Class: See Item 11 of the attached cover pages.
(c)	(i) Sole power to vote or to direct the vote: See Item 5 of the attached cover pages.
(ii) Shared power to vote or to direct the vote: See Item 6 of the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of: See Item 7 of the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of: See Item 8 of the attached cover pages.

Item 5.                   Ownership of 5 Percent or Less of a Class:

Not Applicable.

Item 6.                   Ownership of More than 5 Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof. Certain funds listed in Item 2(a) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.                   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.                   Identification and Classification of Members of the Group:

•	Pine Brook Capital Partners, L.P.;
•	Pine Brook Road Associates, L.P.;
•	Pine Brook Road Advisors, L.P.;
•	PBRA, LLC; and
•	Howard H. Newman.

Item 9.                   Notice of Dissolution of Group:

Not Applicable.

Item 10.                 Certification:

Not Applicable.

Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2019

PINE BROOK CAPITAL PARTNERS, L.P.

By:	PINE BROOK ROAD ASSOCIATES, L.P.
Its:	General Partner

By:	PBRA, LLC
Its:	General Partner

By:	/s/ Howard Newman

PINE BROOK ROAD ASSOCIATES, L.P.

By:	PBRA, LLC
Its:	General Partner

By:	/s/ Howard Newman

PINE BROOK ROAD ADVISORS, L.P.

By:	/s/ Howard Newman

PBRA, LLC

By:	/s/ Howard Newman

HOWARD H. NEWMAN

/s/ Howard Newman

Page 10 of 11 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	11

Page 11 of 11 Pages

EXHIBIT A

The undersigned, Pine Brook Capital Partners, L.P., a Delaware limited partnership, Pine Brook Road Associates, L.P., a Delaware limited partnership, Pine Brook Road Advisors, L.P., a Delaware limited partnership, PBRA, LLC, a Delaware limited liability company, and Howard H. Newman hereby agree and acknowledge that the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any amendments or supplements thereto shall also be filed on behalf of each of them.

DATE: February 14, 2019

PINE BROOK CAPITAL PARTNERS, L.P.

By:	PINE BROOK ROAD ASSOCIATES, L.P.
Its:	General Partner

By:	PBRA, LLC
Its:	General Partner

By:	/s/ Howard Newman

PINE BROOK ROAD ASSOCIATES, L.P.

By:	PBRA, LLC
Its:	General Partner

By:	/s/ Howard Newman

PINE BROOK ROAD ADVISORS, L.P.

By:	/s/ Howard Newman

PBRA, LLC

By:	/s/ Howard Newman

HOWARD H. NEWMAN

/s/ Howard Newman